U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Feinberg                       Stephen
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   (Last)                           (First)             (Middle)

     c/o Cerberus Partners, L.P.
     450 Park Avenue - 28th Floor
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                                    (Street)

     New York                          NY                10022
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   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Philip Services Corporation (PSCD)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

     November/2001
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5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)
                                                 1,2
     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

       1,2
     [X]  Form filed by One Reporting Person
     [ ]  Form filed by more than One Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                              6.
                                                                 4.                             5.            Owner-
                                                                 Securities Acquired (A) or     Amount of     ship
                                                    3.           Disposed of (D)                Securities    Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)            Beneficially  Direct    Nature of
                                      2.            Code         ------------------------------ Owned at End  (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)            of Month      Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or    Price    (Instr. 3     (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)            and 4)        (Instr.4) (Instr. 4)
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
                                                                            2,3               3           1,2    1               1,2
Common Stock, no par value             11/15/01       P               178,892     A    $143,113   3,244,778     I       By partner-
                                                                                                                        ships   and
                                                                                                                        corpora-
                                                                                                                        tions
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
*   If Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)                     (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                         9.         Owner-
                                                                                                         Number     ship
                                                                                                         of         Form
                   2.                                                                                    Deriv-     of
                   Conver-                    5.                              7.                         ative      Deriv-   11.
                   sion                       Number of                       Title and Amount           Secur-     ative    Nature
                   or                         Derivative    6.                of Underlying     8.       ities      Secur-   of
                   Exer-             4.       Securities    Date              Securities        Price    Bene-      ity:     In-
                   cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially   Direct   direct
                   Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned      (D) or   Bene-
1.                 of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End     In-      ficial
Title of           Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of         direct   Owner-
Derivative         ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month      (I)      ship
Security           Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.    (Instr.  (Instr.
(Instr. 3)         ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)         4)       4)
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

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                                                        2,3                                 2,3        3          1,2  1         1,2
10% Secured        $11.72   11/15/01  P        $1,731,764   Immed.   3/31/05  Common  147,761   $825,000 $18,008,917  I    By part-
Convertible PIK                                                               Stock                                        nerships
Debt due 2005                                                                                                              and cor-
("PIK Notes")                                                                                                              porations
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
Explanation of Responses:

1 As of November 30, 2001, Cerberus Partners, L.P. ("Cerberus"), Cerberus International, Ltd. ("International"), and certain private investment funds (the "Funds") held or had the right to acquire an aggregate of 4,781,375 shares ("Shares") of common stock of Philip Services Corporation (the "Company"). Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International and the Funds. The Shares consist of, among other things, Shares held of record and/or beneficially by Cerberus, International and the Funds and Shares underlying the 10% Secured Convertible PIK Debt of the Company due 2005 (the "PIK Notes"), which consist both of Shares underlying the original principal amount of such PIK Notes as well as Shares underlying the pay-in-kind interest which has accreted on such PIK Notes since the date of issuance.

2 The reporting person's interest is limited to the extent of his pecuniary interest in Cerberus, International, and the Funds, if any.

3 On November 15, 2001, in two private transactions with unrelated third parties, Cerberus, International and the Funds purchased an aggregate of 178,892 Shares, $1,731,764 principal amount (and accreted interest on) of PIK Notes (which are convertible into 147,761 Shares), and certain other securities of the Company for an aggregate purchase price of $4,480,362. Of such $4,480,362, Cerberus, International and the Funds allocated $0.80 per Share purchased and $825,000 to such PIK Notes in the aggregate.


By:  /s/Stephen Feinberg                                    December 7, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.